SEC Mail
Mail Processing
Section

AUG 2 8 2008

Washington, DC
105

X-17A-5

SECURITIE [redacted] SSION

ANNU 08032508 RT

PART III

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SEC FILE NUMBER

8-17349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 AND ENDING 06/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PRUDENTIAL-AMERICAN SECURITIES, INC.**

OFFICIAL USE ONLY
6369
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 East Green Street
(No. and Street)

Pasadena (City) **California** (State) **91106** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Henson, CPA **626-403-4410**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson & Company, CPA's, Inc.
(Name - *if individual, state last, first, middle name*)

2045 Huntington Drive, Suite B (Address) **South Pasadena** (City) **California** (State) **91030** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Batatian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential-American Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 21 day of August, 2008,
by Mark M. Batatian,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]

Notary Public

[signature]
Signature

President
Title

SUE HASSELER
COMM. #1533506
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. Dec. 11, 2008

Sue Hasseler
Certified Notary Signing Agent
Com. Expires: 12-11-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Prudential-American Securities, Inc.

We have audited the accompanying balance sheet of Prudential-American Securities, Inc. at June 30, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. as of June 30, 2008 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Henson & Company

South Pasadena, California
July 24, 2008

PRUDENTIAL-AMERICAN SECURITIES, INC.
BALANCE SHEET

June 30, 2008

ASSETS

Current assets:		
Cash	$	276,127
Receivables from brokers and dealers		16,010
Prepaid expenses and other current assets		2,397
Total Current Assets		294,534
Total assets	$	294,534

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	3,034
Salaries payable		60,867
Accrued expenses		5,100
Total current liabilities		69,001
Shareholders' equity:		
Common stock, par value $.50 per share, 200,000 shares authorized, and 8,100 shares issued and outstanding		4,050
Additional paid-in capital		69,324
Retained earnings		152,159
Total shareholders' equity		225,533
Total liabilities and shareholders' equity	$	294,534

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF OPERATIONS

Year ended June 30, 2008

Revenues:		
Commissions		$ 100,741
Net profit on sale of trading securities		38,631
Management fees		436,995
Interest & dividends		8,500
		584,867
Operating expenses:		
Officer salaries	$ 154,000	
Commissions	1,510	
Office salaries	223,144	
Printing and supplies	10,229	
Telephone	11,587	
Parking	5,100	
Office expenses	39,395	
Payroll taxes	28,818	
Insurance	35,662	
Rent	53,500	
Legal and accounting	9,750	
Postage	2,965	
Utilities	4,274	
Professional dues and associations	2,920	
Taxes and licenses	12,588	
Other operating expenses	56,574	652,016
Loss before taxes based on income		(67,149)
Provision for income taxes		-
Net loss		$ (67,149)

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2008

	Common stock		Additional	Retained	Total Shareholder's
	Shares	Amount	Paid-in capital	Earnings	Equity
Balances at June 30, 2007	8,100	$ 4,050	$ 69,324	$ 219,308	$ 292,682
Net loss	-	-	-	(67,149)	(67,149)
Balances at June 30, 2008	8,100	$ 4,050	$ 69,324	$ 152,159	$ 225,533

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year ended June 30, 2008

Cash flow from operating activities:	
Net loss	$ (67,149)
Non cash items included in net income:	
Increase in receivables from brokers and dealers	(1,029)
Decrease in prepaids and other current assets	41,963
Decrease in accounts payable	(1,692)
Increase in salaries payable	10,000
Increase in accrued expenses	1,251
Other, net	0
Total cash provided by operations	128,559
Net decrease in cash	(16,656)
Beginning cash balance	292,783
Ending cash balance	$ 276,127

See accompanying notes

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company was incorporated in California on June 27, 1972 as a registered broker dealer as a member of the National Association of Securities Dealers. The Company executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company.

Revenue recognition

Security transactions, commissions income and the related expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Related party transactions

The Company provides research materials and facilities to FIC Financial Center, a related company.

Property and equipment

Office furniture and equipment over $1,000 are recorded at cost and are depreciated over 5 – 7 years using the straight line method over the estimated useful lives of the related assets.

2. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to their clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall by the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2008, the Company had net capital of $221,619 which exceeded its requirement by $121,619.

A computation of reserve requirements and information relating to possession and control are not applicable to Prudential-American Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (i).

4. INCOME TAXES

The Company records the effect of income taxes in accordance with Statement of Financial Accounting Standards # 109, "Accounting for Income Taxes". The Company's year-end for tax reporting purposes is June 30.

PRUDENTIAL-AMERICAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2008

CREDITS	
Shareholders' equity	$ 225,532
DEBITS:	
Non allowable assets:	
Petty cash	100
Haircut on securities	1,416
Prepaid and other current assets	2,397
	3,913
NET CAPITAL	$ 221,619
6-2/3% of aggregate indebtedness in the amount of $69,001 or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	$ 121,619
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,033
Salaries payable	60,868
Accrued expenses	5,100
TOTAL AGGREGATE INDEBTEDNESS	$ 69,001
Ratio of Aggregate Indebtedness to Net Capital	0.31:1

See accompanying accountants' report

PRUDENTIAL-AMERICAN SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

June 30, 2008

Net capital per FOCUS report, Part II	$ 221,619
Audit adjustment	-
Net Capital	$ 221,619

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

Board of Directors
Prudential-American Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential-American Securities, Inc. for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Prudential-American Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Prudential-American Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henson & Co

Henson & Co, CPA's, Inc
South Pasadena, California
July 24, 2008

END